VIA EDGAR

October 20, 2017

Ms. Dorrie Yale and Mr. Christopher Edwards U.S. Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549

Re:	ANI Pharmaceuticals, Inc. 10-K for Fiscal Year Ended December 31, 2016 Filed March 2, 2017 File No. 001-31812

Dear Ms. Yale and Mr. Edwards:

We are hereby submitting this letter in response to your October 13, 2017 comment letter (the "Comment Letter") from the staff ("Staff") of the Securities and Exchange Commission ("Commission") to ANI Pharmaceuticals, Inc. (the “Company”).

Paragraph No. 1 set forth below responds to the Staff’s comment in the Comment Letter. Bold face type indicates the Staff’s comment set forth in the Comment Letter.

Research and Development, page 9

1.        We refer to your response to prior comment 2, and your statement that you will disclose profit-sharing arrangements within a ten-point range only if you believe such disclosure would not put the Company at a competitive disadvantage. Please note that material information about your material agreements, which may include profit-sharing provisions, must be disclosed. Although you may request confidential treatment for specific provisions in these agreements that may cause substantial competitive harm, your disclosure should provide investors with information regarding the material provisions of those agreements that would allow investors to evaluate the agreements in the context of your business.

We acknowledge the Staff's comment and the disclosure requirements with respect to our profit-sharing arrangements.  Our disclosure will provide investors with information regarding material provisions of our profit-sharing arrangements that would allow investors to evaluate such agreements in the context of our business.

210 Main Street West, Baudette, MN 56623 ● Phone (218) 634-3500 ● Fax (218) 634-3540

Toll-Free (800) 434-1121

Thank you for reviewing our response. Should you have any questions, please do not hesitate to contact Brian Lee at (212) 768-6926.

Sincerely,

/s/Stephen P. Carey
Stephen P. Carey
Vice President, Finance and CFO

cc:	Arthur S. Przybyl, President and CEO

Paul A Gajer, Esq., Dentons US LLP

Brian Lee, Esq., Dentons US LLP

210 Main Street West, Baudette, MN 56623 ● Phone (218) 634-3500 ● Fax (218) 634-3540

Toll-Free (800) 434-1121